Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The accounting literature establishes guidelines regarding the presentation of this unaudited pro forma information. Therefore, this unaudited pro forma information is not intended to represent, nor does the Company believe it is indicative of, the consolidated results of operations of the Company that would have been reported had the acquisition of Nami acquisition been completed as of January 1, 2019. Furthermore, this unaudited pro forma information does not give effect to the anticipated business and tax synergies of the acquisition and is not representative or indicative of the anticipated future consolidated results of operations of the Company.

The unaudited pro forma condensed combined statement of operations combined the historical results of operations of the Nisun International and its subsidiaries (the “Group”) and Nami Cayman for the year ended December 31, 2019, as if the transaction had occurred at the beginning of the period.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

(Stated In U.S. Dollars)

	Nisun International	Nami	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue:	$2,525,524	$18,911,009	-		$21,436,533

Cost of revenue and related tax:
Cost of revenues	-	(8,599,498)	-		(8,599,498)
Business and sales related taxes	(19,492)	(183,574)	-		(203,066)
Gross profit	2,506,032	10,127,937	-		12,633,969

Operating expenses:
Sales and marketing expenses	(93,620)	(3,630,588)	-		(3,724,208)
General and administrative expenses	(1,082,631)	(1,841,425)	-		(2,924,056)
Research and development expenses	(155,216)	-	-		(155,216)
Income (loss) from operations	1,174,565	4,655,924	-		5,830,489

Other income (expenses):
Other income (expense), net	1,371	253,037	-		254,408
Interest expenses		(43,359)			(43,359)
Interest and investment income	-	8,433	-		8,433
Income (loss) before provision for income taxes	1,175,936	4,874,035	-		6,049,971
Provision (benefit) for income taxes	(55,731)	1,419,400	-		1,363,669
Net income (loss) from continuing operations	$1,231,667	$3,454,635	-		$4,686,302

Weighted average shares outstanding, basic and diluted	$16,269,577		1,562,726	(a)	17,832,303
Basic and diluted net income per share from continuing operations	$0.08				$0.26

Pro Forma Adjustments

(a)	Effect of the Group’s issuance of 1,562,726 common shares in connection with the acquisition of Nami Cayman.